Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(millions of dollars)
Earnings, as defined:
Net income	$1,517	$1,349	$1,240	$1,068	$945
Income taxes	910	835	752	654	580
Fixed charges included in the determination of net income, as below	466	451	450	411	382
Total earnings, as defined	$2,893	$2,635	$2,442	$2,133	$1,907

Fixed charges, as defined:
Interest expense	$439	$415	$417	$387	$361
Rental interest factor	12	10	11	8	8
Allowance for borrowed funds used during construction	15	26	22	16	13
Fixed charges included in the determination of net income	466	451	450	411	382
Capitalized interest	—	—	—	1	3
Total fixed charges, as defined	$466	$451	$450	$412	$385

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	6.21	5.84	5.43	5.18	4.95
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.